

April 12, 2021

Jay Johnson
Chief Financial Officer
LAMAR ADVERTISING CO/NEW
5321 Corporate Blvd.
Baton, Rouge, LA 70808

> **Re: LAMAR ADVERTISING CO/NEW**
> **Form 10-K for the year ended December 31, 2019**
> **Filed February 20, 2020**
> **File No. 001-36756**

Dear Mr. Johnson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michelle Earley